

March 9, 2017

Via E-mail
William T. Heller IV, Esq.
Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, TX 77002

>   **Re: Halcón Resources Corporation**
>   **Current Report on Form 8-K**
>   **Filed February 9, 2017**
>   **File No. 001-35467**

Dear Mr. Heller:

We have limited our review of the filing to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 99.1 – Press Release dated February 9, 2017

1.   The press release appears to relate to a debt tender offer with an abbreviated offering period as described in the Abbreviated Tender or Exchange Offers for Non-Convertible Debt Securities no-action letter (Jan. 23, 2015); however, the press release does not contain an active hyperlink to, or an Internet address at which a holder could obtain, copies of the offer to purchase, letter of transmittal and other offer documents. Including this active hyperlink or Internet address in the press release is a necessary part of the "Immediate Widespread Dissemination" process set forth in the no-action letter as a condition of the relief. Given these facts, please provide an analysis as to how the tender offer was consistent with Exchange Act Rule 14e-1(a).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619 or to David Orlic, Special Counsel, at (202) 551-3503. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions